Exhibit 4.1

Stuart Stoller
Chief Financial Officer
stuartstoller@ipsidy.com

December 10, 2019

VIA E-MAIL

E-mail: ted@bomoseenam.com

Theodore Stern, Trustee

The Theodore Stern Revocable Trust

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Re: Ipsidy Inc. (the “Company”) Unsecured Promissory Note Dated February 1, 2017 (the “Note”)

Dear Mr. Stern:

We refer to (i) that certain Securities Purchase Agreement dated February 1, 2017 between Theodore Stern, Trustee, the Theodore Stern Revocable Trust (the “Trust”), on one hand, and the Company, FIN Holdings Inc., Cards Plus Pty Ltd., ID Solutions Inc., Innovation in Motion Inc., MultiPay S.A.S., IDGS LATAM S.A.S., and IDGS S.A.S., on the other hand (the “Agreement”) and (ii) that certain Unsecured Promissory Note dated February 1, 2017 in the principal amount of $3,000,000 issued to the Trust by the Company, as amended by the Letter Agreement between the Company and the Trust dated as of April 30, 2018 amending the maturity of the Note and the prepayment provision (collectively the “Note”).

It is noted that the Company partially prepaid the Note in August 2018, so that the principal balance outstanding under the Note as of the date hereof is $2,000,000, plus accrued interest.

All terms not defined herein shall have the respective meanings as set forth in the Agreement, or the Note. In consideration of the parties’ mutual agreements herein, the receipt and sufficiency whereof the parties hereby acknowledge, the parties hereby agree as follows:

1.	The first sentence of the first paragraph of the Note shall be amended and restated to extend the Maturity Date as follows:

FOR VALUE RECEIVED, IPSIDY INC. (F/K/A ID GLOBAL SOLUTIONS CORPORATION), a Delaware corporation (the “Company”), hereby promises to pay to the order of THEODORE STERN, TRUSTEE, THEODORE STERN REVOCABLE TRUST or any subsequent holder of this Note (“Holder”) the principal amount of THREE MILLION dollars ($3,000,000) on April 30, 2021 (“Maturity Date”) or earlier as hereinafter provided (of which ONE MILLION dollars ($1,000,000) was prepaid in August 2018).

670 Long Beach Boulevard, • Long Beach, New York 11561 •. Tel +1 516 274 8700 •. www.ipsidy.com

Theodore Stern

December 10, 2019

2.	The second sentence of the first paragraph of the Note shall be amended and restated to change the interest payment dates as follows:

Interest on the outstanding principal balance will be paid on April 30, 2020, subject to the Company receiving sufficient funding by that date, and at maturity at the rate of ten (10%) per cent per annum compounded annually.

3.	The Holder hereby consents pursuant to Article 2(b) of the Note to the borrowing by the Company of up to $2,000,000 by the issuance of 8% Convertible Notes due 2021 (“Convertible Notes”) substantially upon the terms of the Term sheet a copy of which is attached hereto.

4.	The Holder hereby agrees that:

(i) The Convertible Notes are superior in right of payment to the Note to the extent of the aggregate Principal Amount of all Convertible Notes equal to $1,000,000. The aggregate Principal Amount of all Convertible Notes in excess of $1,000,000, shall be subordinated in right of payment to this Note. Subject to the foregoing the Convertible Notes shall rank pari passu with all other unsecured indebtedness of the Company.

(ii) To the extent that the aggregate outstanding Principal Amount of all Convertible Notes exceeds $1,000,000 on the date when the priority falls to be determined, the Principal Amount to which the Convertible Notes’ priority applies shall be determined by multiplying the Principal Amount of each Convertible Note by a fraction the numerator of which is $1,000,000 and the denominator of which is the aggregate outstanding Principal Amount of all Convertible Notes, as of the relevant date. The remaining balance of the Principal Amount of all Convertible Notes shall be subordinate to this Note.

(iii) For the avoidance of doubt nothing in this Section shall prevent or restrict the payment of any amount when due under this Note, except in the case of an Event of Default under the Convertible Notes, or the occurrence of any facts and circumstances which with the passing of time, or giving of notice would constitute an Event of Default under the Convertible Notes, in which case the Company will not make any such payment otherwise due under the Note.

5.	The Holder further agrees that the amount raised by the issuance of the Convertible Notes shall not be counted towards the $15,000,000 threshold for mandatory prepayment under Article 2(a) of the Note.

670 Long Beach Boulevard, • Long Beach, New York 11561 •. Tel +1 516 274 8700 •. www.ipsidy.com

Theodore Stern

December 10, 2019

6.	The Company’s address for service of notices is hereby amended pursuant to Article 2, Section (f) of the Note to the following address:

670 Long Beach Boulevard, Long Beach, NY 11561.

7.	The Holder’s address for service of notices is hereby amended pursuant to Article 2, Section (f) of the Note to the following address:

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with a copy to **************

Except as specifically amended by this Letter Agreement, the terms and conditions of the Agreement and the Note shall remain in full force and effect. The parties hereby agree that the Agreement and the Note, as amended by this Letter Agreement, constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter thereof and hereof and supersedes all prior understandings and agreements relating to such subject matter. This Letter Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

Please sign and return a copy of this letter by way of confirmation of your agreement to its terms.

Sincerely,

Ipsidy Inc.

/s/ Stuart Stoller
Stuart Stoller,
Chief Financial Officer

Agreed to and accepted as of the date set forth above:

Theodore Stern Revocable Trust

By:	/s/ Theodore Stern
Name:	Theodore Stern
Title:	Trustee

670 Long Beach Boulevard, • Long Beach, New York 11561 •. Tel +1 516 274 8700 •. www.ipsidy.com